UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No._3_)*

Team, Inc.
(Name of Issuer)

Common Stock, $0.30 par value
(Title of Class of Securities)

878155100
(CUSIP Number)

John Barrett Corre Partners Management, LLC 12 East 49th Street, 40th Floor, New York, NY 10017 Telephone Number: 646-863-7152
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Opportunities Qualified Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,536,514

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,536,514

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,536,514

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,499,430

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,499,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,499,430

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Horizon II Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,509,528

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,509,528

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,509,528

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corre Partners Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Barrett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric Soderlund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,472

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,472

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,472

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	878155100

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the information set forth in the Schedule 13D filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 12, 2021 and Amendment No. 2 filed on February 15, 2022 (collectively the “Schedule 13D”) relating to the common stock, $0.30 par value (the “Shares”) of Team, Inc., a Delaware corporation (the “Issuer”), whose address for its principal executive offices is 13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP, each a Cayman Islands exempted limited partnership (collectively, the “Funds”); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Funds; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the “Investment Adviser”), which has been delegated investment authority over the assets of the Funds by the General Partner; (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (v) Mr. Eric Soderlund, who serves as a managing member of the General Partner and the Investment Adviser (each, a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Barrett and Mr. Soderlund are citizens of the United States.

(b), (c)
Each of the Funds is principally engaged in the business of investing in securities.  The principal business address of the Funds is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Funds. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to private investment vehicles, including the Funds. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser.  The business address of each of Mr. Barrett and Mr. Soderlund is 12 East 49th Street, 40th Floor, New York, NY 10017.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 16, 2022, pursuant to its contractual right, the Investment Adviser notified the Issuer of its intent to exchange its affiliates’ holdings of the Issuer’s 5.00% Convertible Senior Notes due 2023 (the “Notes”) for an equal amount (inclusive of interest paid in-kind on such Notes) of new loans under the Subordinated Term Loan Credit Agreement, dated February 11, 2022, by and among the Issuer, the lenders party thereto, and Cantor Fitzgerald Securities, as Agent (as amended from time to time, the “Subordinated Term Loan Credit Agreement”).

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended as follows:
(a) - (d)
As of the date hereof (i) Corre Opportunities Qualified Master Fund, LP may be deemed to be the beneficial owner of 9,536,514 Shares, constituting 22.1% of the Shares, (ii) Corre Horizon Fund, LP may be deemed to be the beneficial owner of 2,499,430 Shares, constituting 5.8% of the Shares, (iii) Corre Horizon II Fund, LP may be deemed to be the beneficial owner of 2,509,528 Shares, constituting 5.8% of the Shares and (iv) each of the General Partner, the Investment Adviser, Mr. Barrett and Mr. Soderlund may be deemed to be the beneficial owner of 14,545,472 Shares, constituting 33.7% of the Shares, in each case based on 43,223,879 Shares outstanding as of August 10, 2022, as determined based on reports by the Issuer.

Corre Opportunities Qualified Master Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,536,514 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 9,536,514 Shares.

Corre Horizon Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,499,430 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,499,430 Shares.

Corre Horizon II Fund, LP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,509,528 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,509,528 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

Mr. Soderlund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,545,472 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 14,545,472 Shares.

The Reporting Persons have not, either directly or indirectly, effected any transactions in the Shares since their most recent filing of Schedule 13D.

(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As previously announced, (i) on January 13, 2022, the Issuer and Truist Bank, as trustee, entered into a Supplemental Indenture to the indenture governing the Notes (the “Supplemental Indenture”) which provided for, among other things, interest to be paid in-kind on the Notes on February 1, 2022 at 8.00% per annum, and on subsequent payment dates to be payable, at the Issuer’s option, at a rate of 5.00% per annum entirely in cash or 8.00% per annum in-kind, in each case to the noteholders (including certain affiliates of the Investment Adviser) consenting to such Supplemental Indenture, (ii) on May 6, 2022, the Issuer entered into Amendment No. 6 to the Subordinated Term Loan Credit Agreement (“Amendment No. 6”) which, among other things, amended the financial covenants under the Subordinated Term Loan Credit Agreement and (iii) on June 28, 2022, the Issuer entered into Amendment No. 7 to the Subordinated Term Loan Credit Agreement (“Amendment No. 7”) which, among other things, extended the availability date for the lenders’ additional commitment of $10.0 million in subordinated delayed draw term loans from July 1, 2022 to October 31, 2022.
The terms of the Supplemental Indenture are described and filed with the Current Report on Form 8-K filed with the SEC by the Issuer on January 18, 2022 and incorporated herein by reference.  The terms of Amendment No. 6 are described and filed with the Quarterly Report on Form 10‑Q filed with the SEC by the Issuer on May 11, 2022 and incorporated herein by reference.  The terms of Amendment No. 7 are described and filed with the Current Report on Form 8-K filed with the SEC by the Issuer on June 30, 2022 and incorporated herein by reference.
The foregoing summaries of the Supplemental Indenture, Amendment No. 6 and Amendment No. 7 do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are attached hereto as Exhibit B, Exhibit C and Exhibit D, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B: Supplemental Indenture, dated as of January 13, 2022, by and between Team, Inc. and Truist Bank, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on January 18, 2022).

Exhibit C: Amendment No. 6 to Subordinated Term Loan Credit Agreement, dated May 6, 2022, by and among Team, Inc., as Borrower, the lenders party thereto and Cantor Fitzgerald Securities, as Agent (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on August 15, 2022).

Exhibit D: Amendment No. 7 to Subordinated Term Loan Credit Agreement, dated June 28, 2022, by and among the lenders party thereto, and Cantor Fitzgerald Securities, as agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on June 30, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2022
(Date)

Corre Opportunities Qualified Master Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Horizon Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett Name: John Barrett Title: Managing Member
Corre Horizon II Fund, LP* By: Corre Partners Advisors, LLC, its general partner

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Advisors, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
Corre Partners Management, LLC*

By: /s/ John Barrett
Name: John Barrett Title: Managing Member
John Barrett*

/s/ John Barrett

Eric Soderlund*

/s/ Eric Soderlund

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).